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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*
(As of close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

        Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR	MR. PAUL ROBILLARD
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	Corporate Treasurer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2004 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (f): Quarterly Report for the first quarter ended March 31, 2005

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette Title: Coordinator, Documentation

        Date: May 20, 2005

HYDRO-QUÉBEC Quarterly Report

First Quarter 2005

Message from the Chairman of the Board and the President and Chief Executive Officer

For the first quarter of 2005, net income totaled $1,054 million, down $46 million from $1,100 million in 2004.

Operating income rose $141 million to reach $1,661 million, as a result of growth in short-term net electricity exports. At the beginning of last year, in contrast, we had limited the volume of short-term sales outside Québec and increased our purchases of electricity in order to replenish our energy reserves.

However, financial expenses increased by $167 million over the same period in 2004, when we recognized a substantial foreign exchange gain. Not counting this item, our financial expenses would be comparable to last year's.

Consolidated results

Revenue amounted to $3,202 million, up $117 million from 2004. This growth is largely the result of the $103-million increase in short-term electricity sales outside Québec.

Total expenditure was $1,541 million, down $24 million (1.5%) compared with 2004. This result stems mainly from the reduction in purchases of electricity and fuel, which was partly offset by an increase in amortization and depreciation owing to the commissioning of several new facilities, among other factors. Operating expenses reached $553 million, a level comparable to last year.

Financial expenses totaled $606 million, $167 million (38.0%) more than the same period last year. January 2004's write-down of the natural hedge between debts and sales in U.S. dollars resulted in the recognition of a substantial exchange gain.

The amount of $21 million shown last year for discontinued operations mainly reflected the operating results of our interest in Noverco, sold in June 2004.

Segmented results

Generation

For the first quarter of 2005, Hydro-Québec Production posted net income of $716 million, versus $709 million in 2004. Operating income totaled $1,018 million. This $100-million increase resulted from favorable conditions for short-term electricity sales and purchases outside Québec. The contribution made by these transactions more than offset the decline in sales to Hydro-Québec Distribution. Financial expenses rose by $78 million.

Transmission

Hydro-Québec TransÉnergie's net income was $101 million, compared with $144 million in 2004. This $43-million or 29.9% decrease is chiefly attributable to higher financial expenses.

However, revenue increased by $30 million to reach $721 million. This result stems from the greater volume of sales for short-term, non-firm, point-to-point transmission service and the increase in revenue generated by international operations in South America.

Distribution

At the end of the first quarter, Hydro-Québec Distribution recorded net income of $276 million, down $3 million (1.1%) from $279 million in 2004.

Total revenue from electricity sales in Québec amounted to $2,717 million, a decrease of $4 million (0.1%) from 2004. The reduction in sales volume was mitigated by the rate adjustment in April of last year.

The lower volume of sales is explained by the milder weather in the first quarter of 2005 and by the fact that there was one less day of consumption than in 2004, which was a leap year. However, it was offset by the increase in baseload demand.

The reduction in electricity purchases also helped offset the increase in financial expenses.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

For the first three months of the year, the volume of activity amounted to $286 million, up 8.7% from the $263 million recorded in 2004. This confirms the magnitude of some of the projects under way for Hydro-Québec Production and Hydro-Québec TransÉnergie.

Investment

Our investment program for 2005 totals $3.9 billion. Development accounts for $2.3 billion: approximately $1 billion will go to the construction of projects such as Eastmain-1, Toulnustouc and Péribonka, and nearly $900 million will be invested in developing the transmission and distribution systems to meet growth in demand. A further $1.4 billion will be devoted to maintaining and upgrading our assets.

At March 31, investments in fixed and intangible assets totaled $505 million, compared with $563 million in 2004. As planned, much of this amount went to generating projects: construction of the Eastmain-1, Toulnustouc and Péribonka facilities and Mercier generating station, and rehabilitation of Beauharnois, Outardes-3 and Outardes-4 generating stations. In addition, Hydro-Québec TransÉnergie proceeded with work to bring the planned Toulnustouc and Eastmain-1 generating stations onto the grid. Finally, Hydro-Québec Distribution continued investing to meet growth in demand, improve service quality, notably with the Customer Information System (CIS) project, and implement its Energy Efficiency Plan.

Financing

The borrowing program for 2005 amounts to $3.4 billion. The proceeds of these loans will be used to refinance debt maturing this year and to sustain growth in the investment program.

Borrowings since the start of the year total $2.2 billion; all were made on the Canadian market. These funds were raised by the January 13 bond issue, totaling $549 million at a cost of about 5.35% and maturing in February 2040. On January 20, the company also issued a variable-interest note maturing in October 2009. This generated an additional $1.5 billion, making it one of the largest issues ever launched in Canada for this type of borrowing. At the end of March, the variable-rate note maturing in 2006 was increased by $150 million.

/s/ André Caillé	/s/ Thierry Vandal
André Caillé Chairman of the Board	Thierry Vandal President and Chief Executive Officer

May 20, 2005

CONSOLIDATED STATEMENT OF OPERATIONS ($M)
(unaudited)

		Three months ended March 31
	Notes	2005	2004

Revenue		3,202	3,085
Expenditure
Operations		553	542
Electricity and fuel purchases		333	417
Depreciation and amortization		502	453
Taxes		153	153

		1,541	1,565
Operating income		1,661	1,520
Financial expenses	3	606	439

Income from continuing operations before non-controlling interest		1,055	1,081
Non-controlling interest		2	2

Income from continuing operations		1,053	1,079
Discontinued operations	4	1	21

Net income		1,054	1,100

CONSOLIDATED STATEMENT OF RETAINED EARNINGS ($M)
(unaudited)

	Three months ended March 31
	2005	2004

Balance at beginning of period, as previously reported	11,949	10,863
Adjustment for retroactive application of change in accounting policy	—	1

Balance at beginning of period, as restated	11,949	10,864
Net income	1,054	1,100

Balance at end of period	13,003	11,964

CONSOLIDATED BALANCE SHEET ($M)

	Note	As at March 31 2005 (unaudited)	As at December 31 2004 (audited)
ASSETS
Fixed assets		51,622	51,589
Current assets
Cash and cash equivalents		489	94
Investments		10	72
Accounts receivable		2,378	1,952
Swaps and sinking funds		128	43
Materials, fuel and supplies		330	328

		3,335	2,489
Other long-term assets
Assets held for sale	4	40	—
Investments		241	252
Swaps and sinking funds		1,642	1,671
Funds in trust for nuclear waste management		28	28
Goodwill		82	79
Intangible assets		720	732
Other assets		1,190	1,196

		3,943	3,958
		58,900	58,036

LIABILITIES AND SHAREHOLDER'S EQUITY
Long-term debt		34,205	32,521
Current liabilities
Borrowings		56	53
Accounts payable and accrued liabilities		1,638	1,832
Dividends payable		—	1,350
Accrued interest		591	974
Current portion of long-term debt		1,943	1,948

		4,228	6,157
Asset retirement obligations		270	264
Other long-term liabilities		2,371	2,357
Perpetual debt		394	391
Non-controlling interest		123	126
Shareholder's equity
Share capital		4,374	4,374
Retained earnings		13,003	11,949
Translation adjustment		(68)	(103)

		17,309	16,220
		58,900	58,036

CONSOLIDATED STATEMENT OF CASH FLOWS ($M)
(unaudited)

		Three months ended March 31
	Note	2005	2004

Operating activities
Income from continuing operations		1,053	1,079
Depreciation and amortization of fixed and intangible assets		485	438
Amortization of deferred charges		10	17
Amortization of other deferred credits related to debt		(22)	(232)
Change in non-cash working capital items		(938)	(995)
Other		75	22

		663	329
Investing activities
Fixed and intangible assets		(505)	(563)
Long-term investments		6	(3)
Net change in short-term investments		60	149
Other		(34)	(5)

		(473)	(422)
Financing activities
Issue of long-term debt		2,195	1,266
Maturity of long-term debt and sinking fund redemption		(661)	(256)
Prepayment of long-term debt		—	(12)
Inflows resulting from credit risk management		15	85
Net change in short-term borrowings		4	(13)
Dividends paid		(1,350)	(965)
Other		(1)	55

		202	160
Change in foreign exchange rates on cash and cash equivalents		3	4

Cash flows from continuing operations		395	71
Cash flows from discontinued operations	4	—	(6)

Net change in cash and cash equivalents		395	65
Cash and cash equivalents at beginning of period		94	192

Cash and cash equivalents at end of period		489	257

        Cash and cash equivalents consist of cash on hand and liquid short-term investments with an original maturity of three months or less.

Complementary Notes  (unaudited)
Amounts shown in tables are in millions of Canadian dollars.

Note 1 — Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They take into account certain accounting practices recognized by the Régie de l'énergie and applied to the regulated activities of the Corporation.

The consolidated financial statements for the quarter and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2004.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro-Québec's Annual Report 2004, with the exception of the changes described in Note 2.

Some figures for the previous year were reclassified in order to respect the presentation adopted in the current year.

As the charts in the Consolidated Financial Highlights demonstrate, seasonal temperature fluctuations affect the Corporation's quarterly financial results.

Note 2 — Change in Accounting Policies

Investment companies

On January 1, 2005, Hydro-Québec prospectively adopted the recommendations of Accounting Guideline 18 of the Canadian Institute of Chartered Accountants (CICA) Handbook, entitled "Investment Companies" (AcG-18). Under this Accounting Guideline, investment companies are required to account for their investments at fair value in cases where such investments would normally be consolidated or accounted for on an equity basis or at cost. Criteria are provided to determine if a company should be classified as an investment company. Companies that do not meet the criteria will be required to consolidate or account for their investments using the equity method. The Guideline also provides guidance on circumstances where fair value must be used in the financial statements of the parent company or entity exercising significant influence over the investment company. As a result of the adoption of the new Guideline, investments held by a venture capital investment company are accounted for at fair value. Previously, these investments were accounted for at cost. This change resulted in a $1-million reduction in investments and the same reduction in revenue.

Consolidation of variable interest entities

On January 1, 2005, Hydro-Québec retroactively adopted the recommendations of AcG-15 of the CICA Handbook, entitled "Consolidation of Variable Interest Entities", without restatement of the comparative financial data. This Accounting Guideline provides the consolidation principles applicable to certain entities over which control is exercised other than by voting rights. It requires Hydro-Québec to consolidate a variable interest entity (VIE) when it is the VIE's primary beneficiary. The primary beneficiary is the enterprise holding variable interests that result in it assuming the majority of the VIE's expected losses and/or receiving the majority of the VIE's expected residual returns. The Guideline requires disclosure of certain information when Hydro-Québec holds significant variable interests in a VIE that it has not consolidated. The adoption of these recommendations had no material impact on the financial statements.

Determining whether an arrangement contains a lease

On January 1, 2005, Hydro-Québec also adopted the recommendations of EIC-150, an abstract published by the Emerging Issues Committee and included in the CICA Handbook, entitled "Determining Whether an Arrangement Contains a Lease." The abstract provides guidance on determining whether an arrangement comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments is within the scope of Section 3065 of the CICA Handbook, entitled "Leases." The provisions of the abstract apply to arrangements agreed to, committed to, modified or acquired in business combinations initiated after January 1, 2005. To date, adoption has had no material impact on the financial statements.

Note 3 — Financial Expenses

	Three months ended March 31
	2005	2004

Interest
Interest on debt securities	616	658
Amortization of borrowing discount and expenses	11	14

	627	672

Exchange loss (gain)	12	(216)
Loan guarantee fees	40	41

	52	(175)

Less
Capitalized financial expenses	65	52
Net investment income	8	6

	73	58

	606	439

Note 4 — Discontinued Operations and Assets Held for Sale

In the first quarter of 2005, Hydro-Québec adopted a plan to sell the assets of its subsidiary HydroSolution inc., which is part of the Distribution segment for segmented information purposes. The transfer by sale is scheduled to take place by September 30, 2005. Consequently, the related assets have been classified as assets held for sale. The operating results and cash flows of this subsidiary were presented as discontinued operations.

On June 30, 2004, Hydro-Québec sold its interest in Noverco Inc. for a consideration of $900 million in cash, which generated a gain on disposal of $265 million.

The results and cash flows included in discontinued operations and the carrying value of the assets held for sale on the balance sheet are as follows:

	Three months ended March 31
	2005	2004

Operations
Revenue	4	275

Income from discontinued operations	1	21

Cash flows
Operating activities	1	20
Investing activities	(1)	(47)
Financing activities	—	21

Cash flows from discontinued operations	—	(6)

Balance sheet
Fixed assets	40

Assets held for sale	40

Note 5 — Investments

The Corporation has an interest in a venture capital investment company whose mission is to make strategic investments. The investments held by this investment company are accounted for at their fair value, which was established at $61 million as at March 31, 2005. The gross and net amount of unrealized losses on the investments held by this company was $1 million in both cases for the first quarter of 2005. The net amount of gains realized is not significant.

Note 6 — Guarantees

As at March 31, 2005, the potential maximum amount the Corporation could have to pay under letters of credit or guarantees totaled $443 million. Of this amount, $380 million relates to the purchase of energy, for which a liability in the amount of $9 million has been recorded. Some guarantees expire between 2005 and 2019, while others do not have maturity dates.

Note 7 — Employee Future Benefits

	Three months ended March 31
	2005	Pension Plan 2004	2005	Other plans 2004

Accrued benefit cost	41	—	20	19

Note 8 — Segmented information

Three months ended March 31, 2005
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Other	Total
Revenue
— External customers	411	83	2,731	1		—	(6)	(18)	3,202
— Intersegment	1,349	638	13	285	[a]	—	210	(2,495)	—
Income (loss) from continuing operations	716	101	275	—		(1)	(37)	(1)	1,053
Discontinued operations	—	—	1	—		—	—	—	1
Net income (loss)	716	101	276	—		(1)	(37)	(1)	1,054
Total assets	26,776	18,475	10,600	258		—	2,977	(186)	58,900
Three months ended March 31, 2004
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Other	Total
Revenue
— External customers	277	65	2,735	1		—	7	—	3,085
— Intersegment	1,469	626	9	262	[a]	—	206	(2,572)	—
Income (loss) from continuing operations	709	144	278	1		(1)	(29)	(23)	1,079
Discontinued operations	—	—	1	—		20	—	—	21
Net income (loss)	709	144	279	1		19	(29)	(23)	1,100
Total assets	25,504	18,576	10,313	210		1,861	2,095	(138)	58,421

a)
Intersegment revenue generated by the Construction segment includes an amount of $285 million (2004: $262 million) that corresponds to capital expenditures for Hydro-Québec Production and Hydro-Québec TransÉnergie.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Summary of Operations ($M)	Three months ended March 31

	2005	2004	Change (%)

Revenue	3,202	3,085	3.8	UP
Expenditure	1,541	1,565	1.5	DOWN
Financial expenses	606	439	38.0	UP
Non-controlling interest	2	2	—
Discontinued operations	1	21	95.2	DOWN
Net income	1,054	1,100	4.2	DOWN

	2005				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net Income ($M)	1,054				1,100	375	314	646
Revenue ($M)	3,202				3,085	2,256	2,378	2,951
Revenue from Electricity Sales in Québec ($M)	2,717				2,721	1,935	1,796	2,470
Revenue from Electricity Sales Outside Québec ($M)	342				240	164	353	362

Quarter Highlights

Corporate affairs

Partnership

In January, Hydro-Québec signed a partnering agreement with the Municipality of Baie-James for the Eastmain-1-A/Sarcelle/Rupert project. Under this agreement, Hydro-Québec will pay a total of $310 million over 50 years to the Jamesian community, starting from the date the necessary project approvals are received.

Wind power

Hydro-Québec Distribution signed eight contracts, with Cartier Wind Energy and Northland Power, for the purchase of 990 MW of wind-generated electricity over a period of 20 years. The wind farms will come on stream gradually from 2006 to 2012. Their guaranteed average capacity factor is 36.6%, which corresponds to an annual energy volume of 3.2 TWh, equivalent to the consumption of nearly 200,000 typical residential customers. The average cost of this supply is 7.8¢/kWh.

The wind farms, as well as the nacelle assembly and rotor blade and tower manufacturing plants, will be located in the regional county municipality of Matane and the Gaspé-Magdalen Islands region. These regions will also receive from 40% to 60% of the investments and expenditure related to the projects, depending on the year the power is delivered. Regional economic spinoffs are estimated at $1.9 billion.

Regulatory affairs

Bringing wind power onto the transmission grid

In March, Hydro-Québec TransÉnergie filed an application with the Régie for authorization to modify the Matapédia regional transmission system in order to bring the power generated by the planned wind farms onto the grid. This project covers the addition, replacement or modification of the primary protection systems on the 230-kV and 161-kV lines. A dual-loop power supply will also be added to the 230/120-kV Les Boules substation. Altogether, the work will cost an estimated $34.6 million.

Energy Efficiency Plan

Hydro-Québec Distribution submitted its 2005 budget for its comprehensive Energy Efficiency Plan to the Régie de l'énergie. The Plan calls for an outlay of $1 billion to reduce electricity demand by 3 TWh, the equivalent of the annual consumption of 180,000 residential customers. In 2005, about $119 million will be invested under the Plan, which doubles the previous target and incorporates numerous suggestions made by the Régie and various other stakeholders.

Investment

For 2005, the Régie de l'énergie has authorized an investment budget of $550 million for Hydro-Québec TransÉnergie projects for which the individual cost is less than $25 million, and $548 million for Hydro-Québec Distribution projects for which the individual cost is less than $10 million.

Rate case

In a decision rendered in March, the Régie de l'énergie authorized Hydro-Québec Distribution to raise its rates by 1.2% effective April 1, 2005. This increase represents a monthly average of $1.10 for residential customers, and $1.63 for a typical customer living in a single-family home heated with electricity.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4
 Ce document est également publié en français.
www.hydroquebec.com
ISSN 0848-5836
2005G002-1A

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CONSOLIDATED STATEMENT OF OPERATIONS ($M) (unaudited)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS ($M) (unaudited)
CONSOLIDATED BALANCE SHEET ($M)
CONSOLIDATED STATEMENT OF CASH FLOWS ($M) (unaudited)
Complementary Notes (unaudited) Amounts shown in tables are in millions of Canadian dollars.